# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Graphjet Technology, CIK 0001879373
CUSIP: G30449105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Lot 3895, Lorong 6D, Kampung Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0002068377
Persons authorized to receive notices and communications: Aiden Lee Ping Wei, 44, Lorong Alma Jaya, Taman Alma Jaya 31, Bukit Mertajam,, Pulau Pinang, Malaysia (N8), 14000, 60182727799

## Reporting persons
- Aiden Lee Ping Wei (CIK 0002068377): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 100,789,569; shared voting power 0; sole dispositive power 100,789,569; shared dispositive power 0; aggregate amount beneficially owned 100,789,569 (57.4% of the class)
  Comment: (1) Includes (i) 71,789,569 shares of Class A ordinary shares, par value $0.0001 ("Shares"), and (ii) 29,000,000 Shares (the "Issuable Shares") issuable to the Reporting Person upon exercise of the Warrants (as defined below). The beneficial ownership described above excludes 171,000,000 Shares issuable to the Reporting Person upon exercise of the Warrants (the "Excluded Shares") because the Excluded Shares underlying the Warrants are not deemed to be "beneficially owned" under applicable Securities and Exchange Commission (the "SEC") rules. The Company's stockholder approval is required in order for the Excluded Shares underlying the Warrants to become issuable thereunder.
  
  (2) Percentage is calculated based upon (i) the Issuable Shares and (ii) the 146,741,306 Shares outstanding as of October 31, 2024, as disclosed in the Form S-1/A filed by the Issuer with the SEC on November 1, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Graphjet Technology
Address of issuer's principal executive offices: Lot 3895, Lorong 6D, Kampung Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented as follows:

On May 15, 2025, the Reporting Person entered into a Warrant Subscription Agreement with the Issuer (the "Subscription Agreement"). Pursuant to the terms of the Subscription Agreement, the Reporting Person purchased 20,000,000 warrants (the "Warrants") to purchase up to 200,000,000 Shares at an exercise price of $0.055 per warrant share. The issuance of the Excluded Shares underlying the Warrants requires stockholder approval.

The Warrants were acquired with the personal funds of the Reporting Person.

The descriptions of the Subscription Agreement and the Warrant contained in this Item 3 do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Subscription Agreement, and the Warrant, which are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon (i) the Issuable Shares and (ii) the 146,741,306 Shares outstanding as of October 31, 2024, as disclosed in the Form S-1/A filed by the Issuer with the Securities and Exchange Commission on November 1, 2024.

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 100,789,569 Shares.

The beneficial ownership described above excludes the Excluded Shares issuable to the Reporting Person upon exercise of the Warrants because the Excluded Shares underlying the Warrants are not deemed to be "beneficially owned" under applicable SEC rules. The Company's stockholder approval is required in order for the Excluded Shares underlying the Warrants to become issuable thereunder.

In the event the Company's stockholders approve the issuance of the Excluded Shares underlying the Warrants, the Reporting Person could be deemed the beneficial owner of 271,789,569 Shares, representing 78.4% of the total outstanding Shares of the Company. This aggregate percentage of Shares that would be reported beneficially owned by the Reporting Person is based upon (i) the Issuable Shares, (ii) the Excluded Shares, and (iii) the 146,741,306 Shares outstanding as of October 31, 2024, as disclosed in the Form S-1/A filed by the Issuer with the Securities and Exchange Commission on November 1, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, the Reporting Person has not effected any transactions in the Shares during the past sixty days. The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended as follows:

Exhibit Number Description

99.5 - Warrant Subscription Agreement, dated as of May 15, 2025, by and between Aiden Lee Ping Wei and Graphjet Technology.

99.6 - Form of Warrant.

## Signatures
- Aiden Lee Ping Wei: /s/ Aiden Lee Ping Wei, Aiden Lee Ping Wei, Individually (05/19/2025)